SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

PUBLICLY HELD CORPORATION

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), announces that it has concluded the renegotiation of its financial liabilities with the financial institution Banco do Brasil S.A., in the total amount of R$138,355,398.27. This transaction, concluded today, allowed the Company to extend the final maturity of these debts until June 2025, thus, now, it has the time necessary to sell the inventory units relating to this transaction. In addition to this important fact, this negotiation also allowed a significant reduction in the borrowing costs.

Thus, we took another relevant step in the Company’s restructuring process, by reinforcing its capital structure. This is another achievement evidencing the seriousness of new management to fulfill its commitments, a great advance in strengthening its relationship with the financial market, with a relevant and historical partner of the Company.

São Paulo, March 26th, 2020.

GAFISA S.A

Ian Andrade

CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer